FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Leavitt, Dixie L.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director	10% Owner
Officer (give title below)	Other (specify below)
Director
(Last) (First) (Middle) The Leavitt Group 216 South 300 West	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year September 16, 2002	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Day/Year)	Form filed by One Reporting Person
(Street) Cedar City, Utah 84720	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	3-18-2002	L	V	252.857	$25.3697
Common Stock (and attached Common Stock Purchase Rights)	6-17-2002	L	V	264.666	$24.4076
Common Stock (and attached Common Stock Purchase Rights)	9-16-2002	L	V	267.604	$24.32	36,423.949	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1474 (9-02)

FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$22.95	2-11-2002		A	V	6,400		8-11-2002	2-11-2012	Common Stock (and attached Common Stock Purchase Rights)	6,400		12,800	D
Phantom Stock Units	1-1	5-31-2002		D	V		23,185.4633	5-31-2002	5-31-2002 [1]			$27.57
		9-16-2002		A		57.9166						$24.32	7,883.0984 [1]	D
Explanation of Responses:
1

When I retired as a voting director of Questar, I received a case settlement of my phantom stock units attributable to my service. Such units were valued as of May 31, 2002. My total includes 163.3418 phantom stock units that I received on March 18, 2002, at a price of $25.37.

2

I defer my director's fees for service as a voting director of a Questar subsidiary and these fees are accounted for in phantom stock units. I also receive "dividends." On March 18, 2002, I had 54.7249 phantom stock units credited to my account at a price of $25.37. I also had 57.2807 phantom stock units credited at a price of $24.41 per share on June 17, 2002.

		/s/ Connie C. Holbrook	September 17, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	Connie C. Holbrook as Attorney in Fact for Dixie L. Leavitt	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.